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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Advanced Digital Information Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

007525108

(CUSIP Number)

Barry A. Adelman, Esq.
Friedman Kaplan Seiler & Adelman LLP
1633 Broadway
New York, NY 10019-6708
(212) 833-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 007525108

1.	Name of Reporting Person: John W. Stanton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,600

		8.	Shared Voting Power: 3,171,756

		9.	Sole Dispositive Power: 1,600

		10.	Shared Dispositive Power: 3,171,756

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,173,356

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): IN

2

CUSIP No. 007525108

1.	Name of Reporting Person: Theresa E. Gillespie		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,171,756

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,171,756

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,171,756

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): IN

3

CUSIP No. 007525108

1.	Name of Reporting Person: The Stanton Family Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 75,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 75,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Less than 0.1%

14.	Type of Reporting Person (See Instructions): 00

4

Item 1. Security and Issuer
     This Schedule 13D relates to the common stock, no par value per share (the “Shares”), of Advanced Digital Information Corporation (the “Issuer”), a corporation organized under the laws of Washington, with principal executive offices at P.O. Box 97057, 11431 Willows Road N.E., Redmond, Washington 98073-9757.
Item 2. Identity and Background
(a)	The names of the persons filing this statement are John W. Stanton (“Mr. Stanton”), Theresa E. Gillespie (“Ms. Gillespie”) and The Stanton Family Trust (the “Family Trust,” and collectively with Mr. Stanton and Ms. Gillespie, the “Reporting Persons”). Mr. Stanton and Ms. Gillespie are husband and wife and Mr. Stanton and Ms. Gillespie are co-trustees of the Family Trust.

(b)	The business address of each of the Reporting Persons is P.O. Box 53508, Bellevue, Washington 98015-3508.

(c)	Mr. Stanton’s and Ms Gillespie’s principal occupations are private investors. The Family Trust makes and holds investments.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the past five years, none of the Reporting Persons has been a party to any action as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Stanton and Ms. Gillespie are United States citizens. The Family Trust is a trust governed under the laws of the State of Washington.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Stanton and Ms. Gillespie purchased the Shares beneficially owned by them as tenants in common from personal funds for an aggregate of approximately $16.8 million, inclusive of brokerage commission. The Family Trust purchased the shares beneficially owned by them from working capital for an aggregate of approximately $375,000.
Item 4. Purpose of Transaction
     The Reporting Persons acquired the Shares for investment purposes. Each of the Reporting Persons, however, expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. The Reporting Persons may purchase additional Shares or may sell Shares from time to time in public or private transactions. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) below. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.
     None of the Reporting Persons has any present plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	Any material change in the present capitalization or dividend policy of the Issuer.

(f)	Any other material change in the Issuer’s business or corporate structure.

(g)	Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition or control of the Issuer by any person.

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) Mr. Stanton and Ms. Gillespie, as tenants in common, beneficially own and have shared voting and dispositive power with respect to 3,171,756 Shares, representing approximately 5.2% of the Issuer’s outstanding Shares, 75,000 Shares of which, representing less than 0.1% of the Issuer’s outstanding Shares, are held by the Family Trust. Mr. Stanton and Ms. Gillespie disclaim beneficial ownership over the Shares held by the Family Trust. Mr. Stanton beneficially owns 1,600 Shares, representing less than 0.1% of the Issuer's outstanding Shares, in an IRA.
(b)	See paragraph (a) above.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Mr. Stanton is a member of the Issuer’s Board of Directors. As a director, from time to time, Mr. Stanton has received stock options to acquire Shares.
     Except as disclosed above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Persons with respect to any securities of the Issuer. None of the Shares held by the Issuer have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the Shares.
Item 7. Material to Be Filed as Exhibits
     None

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 25, 2005

JOHN W. STANTON

/s/ John W. Stanton

John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie

Theresa E. Gillespie

THE STANTON FAMILY TRUST

/s/ John W. Stanton

By: John W. Stanton Trustee

JOINT FILING AGREEMENT
We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.
DATED: August 25, 2005.

JOHN W. STANTON

/s/ John W. Stanton

John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie

Theresa E. Gillespie

THE STANTON FAMILY TRUST

/s/ John W. Stanton

By: John W. Stanton Trustee